Exhibit 12.1

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

STARWOOD HOTELS & RESORTS

CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES

(Dollars in millions)

	Year Ended December 31,

	2000	1999	1998	1997	1996

Earnings:

Income from continuing operations	$401	$(638)	$220	$(233)	$156

Add:

Adjustment for distributions in excess of equity earnings and losses(a)	(14)	(30)	(8)	(3)	(1)

Provision for income taxes	201	1,076	(89)	154	117

Minority equity in net income	8	95	14	9	6

Amortization of interest capitalized	1	1	4	2	4

	597	504	141	(71)	282

Fixed Charges:

Interest and other financial charges	457	516	473	33	82

Interest factor attributable to rentals(b)	21	14	12	10	16

	478	530	485	43	98

Earnings, as adjusted, from continuing operations	$1,075	$1,034	$626	$(28)	$380

Fixed Charges:

Fixed charges above	$478	$530	$485	$43	$98

Interest capitalized	3	8	14	7	7

Total fixed charges	$481	$538	$499	$50	$105

Ratio:

Earnings, as adjusted, from continuing operations to fixed charges	2.23	1.92	1.25	(c )	3.62

(a)	The adjustment represents distributions in excess of undistributed earnings and losses of companies in which at least 20% but less than 50% equity is owned.

(b)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.

(c)	Earnings were not adequate to cover total fixed charges by $78 million.